mr

14040583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-53489~~ 8-50854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1699 Woodfield Road, Suite 565
(No. and Street)

Schaumburg (City) IL (State) 60173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500
455 N. Cityfront Plaza Dr. (Address) Chicago (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2014
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Wealth Management LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
J C HANES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/09/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2013

CONTENTS

Independent Auditor's Report

Member
Arete Wealth Management LLC
Schaumburg, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of Arete Wealth Management LLC (the Company), which comprise the statement of financial condition as of December 31, 2013 and the related statements of income and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Wealth Management LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.17. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 19, 2014

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013		
ASSETS		
Cash and cash equivalents	$	222,230
Commissions receivable		189,139
Prepaid expenses		38,456
Deposits		50,000
Investment in limited liability company, at cost		-
Total assets	$	499,825
LIABILITY AND MEMBER'S EQUITY		
Liability:		
Commissions payable	$	240,886
Member's equity		258,939
Total liability and member's equity	$	499,825

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2013		
Revenues:		
Commission income	$	5,672,738
Conference fees		64,250
Interest income		150
Other income		255,243
Total revenues		5,992,381
Expenses:		
Commission expense and clearing costs		4,502,332
Expense sharing		150,000
Professional fees		20,410
Registration fees		73,746
Other		10,541
Total expenses		4,757,029
Net income		1,235,352
Member's equity, beginning of year		256,087
Member's distributions		(1,232,500)
Member's equity, end of year	$	258,939

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2013		
Operating activities:		
Net income	$	1,235,352
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liability:		
Commissions receivable		(824)
Prepaid expenses		(1,446)
Commissions payable		85,738
Cash provided by operating activities		1,318,820
Financing activity:		
Member's distributions		(1,232,500)
Cash used in financing activity		(1,232,500)
Increase in cash and cash equivalents		86,320
Cash and cash equivalents, beginning of year		135,910
Cash and cash equivalents, end of year	$	222,230

See notes to financial statements.

ARETE WEALTH MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998. The Company is headquartered in Schaumburg, Illinois.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

Concentration of risk:

The Company maintains it cash in bank accounts which, at times, may exceed federally-insured limits. At December 31, 2013 and 2012, the Company's cash accounts did not exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

1. Organization and summary of significant accounting policies (continued)

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for years ended prior to December 31, 2010.

2. Clearing agreement

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

On December 4, 2009, the Company entered into a clearing agreement. The initial term of this agreement is five years. The agreement has a termination clause requiring payment of a lump-sum figure representing the monthly clearing and execution fees for the remainder of the initial term.

3. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2013, the Company had regulatory net capital of $220,483, which was $204,424 in excess of its required net capital of $16,059. At December 31, 2013, the Company's net capital ratio was 1.09 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Additionally, the Company is a member of the National Futures Association (NFA), which requires the maintenance of adjusted net capital equal to or in excess of the greatest of the following minimum net capital requirements:

i. $45,000
ii. $6,000 per office operated
iii. $3,000 for each associated person sponsored
iv. Amount of net capital required by Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2013, the Company's adjusted net capital was $220,483, which was $175,483 in excess of its required net capital of $45,000.

4. Commitments

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

5. Related party transactions

The Company is a wholly-owned subsidiary of Old Growth Capital, LLC, a Delaware holding company specializing in financial service company management. Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees paid to the parent organization were $150,000 for the year ended December 31, 2013.

6. Investment in limited liability company

The Company is a Class E member of another limited liability company (the LLC) with a .25% liquidation interest. The Company does not hold any common stock, does not have voting rights and is not entitled to any distributions of the LLC's net cash flows. The LLC has the right, but not the obligation, to redeem the Class E units. The redemption price varies from $43,750 to $56,250 depending on when the redemption occurs within 48 months of the effective date of the amended operating agreement. If the redemption occurs more than 48 months after the effective date of the operating agreement, the LLC will pay a redemption price equal to the greater of $62,500 or the appraised fair value of the Company's interest.

7. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2013, the financial statement date, through February 19, 2014, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2013	
Computation of net capital:	
Total member's equity from statement of financial condition	$ 258,939
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	(38,456)
Net capital before haircuts on securities positions	220,483
Haircuts on securities:	
Net capital	$ 220,483
Computation of net capital requirement:	
Minimum net capital required (6-2/3% of $240,886)	$ 16,059
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital	$ 204,424
Computation of aggregate indebtedness:	
Commissions payable	$ 240,886
Percentage of aggregate indebtedness to net capital	109.25%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part II Report.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

ARETE WEALTH MANAGEMENT LLC

COMPUTATION OF NET CAPITAL UNDER CFTC REGULATION 1.17

December 31, 2013		
Computation of adjusted net capital:		
Total member's equity from statement of financial condition	$	258,939
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(38,456)
Net capital before charges against capital		220,483
Charges against capital:		
Adjusted net capital	$	220,483
Computation of net capital requirement (greatest of criteria below):		
Minimum dollar net capital requirement of introducing broker	$	45,000
Minimum net capital required ($6,000 per office operated)	$	12,000
Minimum net capital required ($3,000 per AP sponsored)	$	9,000
Net capital required per rule 15c3-1	$	16,059
Net capital requirement	$	45,000
Excess net capital	$	175,483

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2013 unaudited FOCUS Part II Report.

Independent Auditor's Report on Internal Control
Under SEC Rule 17A-5(g)(1)

Member
Arete Wealth Management LLC
Schaumburg, Illinois

In planning and performing our audit of the financial statements of Arete Wealth Management LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 19, 2014

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Member
Arete Wealth Management LLC
Schaumburg, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Arete Wealth Management LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 19, 2014